Exhibit 99.1
February 19, 2021
TPB Acquisition Corporation I
1 Letterman Drive, Suite A3-1
San Francisco, CA 94129
Consent To Be Named As a Director Nominee
TPB Acquisition Corporation I, a Cayman Islands exempted company (the “Company”), is filing a Registration Statement on Form S-1 (the “Registration Statement”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), in connection with a public offering (the “Public Offering”) of its Class A ordinary shares. In connection with the Public Offering, I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a nominee to the board of directors of the Company in the Registration Statement, and any amendments and supplements thereto. I also consent to the filing of this consent as an exhibit to the Registration Statement and any amendments and supplements thereto.
Sincerely,
/s/   Bharat Vasan

Bharat Vasan